[ISW INTERNATIONAL, INC. LETTERHEAD]


January 31, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:      ISW International, Inc.
         SEC File No: 333-87457

Dear Sir or Madam:

         We have determined that it is in the Company's best interest to withdraw our Registration Statement on Form SB-1 (SEC File No. 333-87457) due to the lack of sufficient operating funds and the need for immediate financing to sustain the Company. Pursuant to Rule 477 of the Securities Act of 1933, as amended, ISW International, Inc., hereby requests withdrawal of our Registration Statement and all exhibits thereto.

Sincerely,


ISW International, Inc.

By: /s/ Allen Weatherby
   ------------------------
   Allen Weatherby
   Chief Executive Officer

cc:  Gregory Lindley, Esq. (via facsimile)